





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-290234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Speyside Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Pacific Ave., Ste 5060
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Gillett 214-228-8732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus	Dallas	Texas	75209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Gillett _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Speyside Advisors, LLC _____ , as

of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

Sole Member
_____
Title



Notary Public



RUBEN INFANTE, JR
My Notary ID # 123962168
Expires August 20, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEYSIDE ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

SPEYSIDE ADVISORS, LLC

CONTENTS



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Speyside Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Speyside Advisors, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Speyside Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Speyside Advisors, LLC's management. Our responsibility is to express an opinion on Speyside Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Speyside Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Speyside Advisors, LLC's financial statements. The supplemental information is the responsibility of Speyside Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as Speyside Advisors, LLC's auditor since 2017.
Dallas, Texas
February 24, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

SPEYSIDE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Assets

Cash and cash equivalents	$	228,167
Accounts receivable		51,821
Prepaid expenses		1,385
Total Assets	$	281,373

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	202,750
Total Liabilities		202,750
Member's Equity		78,623
Total Liabilities and Member's Equity	$	281,373

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Consulting income	$	1,435,032
Dividend and interest income		-
Total Revenues		1,435,032
Expenses		
Registered representative compensation		1,238,915
Regulatory fees and expenses		4,132
Professional fees		156,659
Occupancy		11,171
Other expenses		24,099
Total Expenses		1,434,976
Gain before provision for taxes		56
Provision for state income tax		-
Net Income	$	56

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balances at	
December 31, 2019	$78,567
Member's contributions	-
Net income	56
Balances at	
December 31, 2020	$78,623

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows provided by (used for) operating activities:

Net income	$ 56
Adjustments to reconcile net income to net cash provided by (used) for operating activities:	
Changes in assets and liabilities	
Increase in accounts receivable	(31,402)
Decrease in other assets	301
Increase in account payable and accrued expenses	202,750
Net cash provided by operating activities	171,705
Net increase in cash and cash equivalents	171,705
Cash and cash equivalents at beginning of year	56,462
Cash and cash equivalents at end of year	$ 228,167

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Speyside Advisors, LLC (the "Company"), was formed on May 11, 2017. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates as a Texas Limited Liability Company ("LLC"). Its member has limited personal liability for the obligations or debts of the entity. The Company commenced its broker-dealer operations on January 18, 2019 and shall continue unless terminated in accordance with its operating agreement. The Company is engaged in providing advisory services involving private placement and mergers and acquisitions for its clients. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17-5.

Upon commencing operations, the Company adopted the accounting standard for revenue for contracts with customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, there are no recognized contract liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020, the Company had no such investments. The Company maintains is operating cash at a financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amount in excess of FDIC limits.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions. Advisory fees represent 100% of revenue earned by the Company. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

NOTE 1 – Organization and Nature of Business (Cont.)

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of $68,946 and net capital requirements of $13,517. The Company's ratio of aggregate indebtedness to net capital was 2.90 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services.

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

The Company believes that it is not exposed to any significant risk related to cash.

NOTE 5 – Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 6 – Liabilities Subordinated to Claims of General Creditor

During the year ended December 31, 2020, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 7 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 8 – SIPC Supplemental Reporting

The Company is subject to the filing of the SIPC Supplemental Report as net operating revenues are more than $500,000.

NOTE 9 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 10 – Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 24, 2021, which represents the date the financial statements were available for issuance.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2020

SPEYSIDE ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of Net Capital

Total member capital qualified for net capital	$	78,623
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		(51,821)
Other assets		(1,385)
Other deductions or charges		43,529
Net capital before haircuts on securities positions		(9,677)
Net Capital	$	68,946

Aggregate indebtedness
Items included in statement of financial condition:

Accounts payable and accrued expenses		202,750
Total aggregate indebtedness	$	202,750

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

SPEYSIDE ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	13,517
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	13,517
Net Capital in Excess of Minimum Requirement	$	55,429
Net capital less greater of net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	48,671
Ratio of Aggregate Indebtedness to Net Capital		2.9 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2020 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by Speyside Advisors, LLC

See accompanying report of independent registered public accounting firm.

SPEYSIDE ADVISORS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2020



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Speyside Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Speyside Advisors, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Speyside Advisors, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as a Non-Covered Firm as it limits its business activities exclusively to private placement of securities, including direct participation programs, and merger and acquisition advisory services, and Speyside Advisors, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Speyside Advisors, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2020, without exception. Speyside Advisors, LLC's management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Speyside Advisors, LLC's compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm Provision.

McBee & Co., PC

Dallas, Texas
February 24, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake





SPEYSIDE

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2020

Speyside Advisors, LLC, (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities, including direct participation programs basis and merger and acquisition advisory services.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Daniel Gillett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Daniel Gillett
Sole Member

2/18, 2021